

Skejul™

Matthew Lamons,
Founder & CEO
Mobile (415) 347-1682
matthew@skejul.com
https://skejul.com/

Simplify The Future

Artificial Intelligence

~~Guesswork~~

Fascinating

Simple

Natural

Invest

Towards Data Science
Sharing concepts, ideas, and codes

eWEEK

Gartner®
Cool Vendor - 2017

AI EXPO
NORTH AMERICA 2017

CMS WiRE

 **Skejul**™

Scheduling Stinks …So Don't Do It!

Frustrating - Painful process for everyone

Slow- Everyone waits

Slow x 2 - Everyone waits again!

Busy is Bad - Makes it harder to plan

Bottom Line - Can't continue like this





Skejul - Value Proposition

Simple - People & Purpose

Busy is Good - Data —> AI

Easy - Skejul does the work

Faster- Minutes not Days

Automation - Personal Efficiency

Optimization - For what matters most



Big Value - Big Market

Real-Time - Communication

Deep Learning - Customization

3

Skejul™ Web App & API Unify Skejul Solution Ecosystem

Consumer Web APP





Web

Financial Services

CRM

Healthcare

Call Center

Consumer Services



Skejul™

Skejul AI API

API



Traction - Skejul MVP Proof Points

1. People have large and accessible activity database(s)
2. Deep Learning models can be applied to activity data
3. Skejul is **150x** better than un-informed guessing the hour and day to meet!
4. We can build a community of fans that NEED & TRUST Skejul













Hour
Multidimensional Time Series Dataset
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Sunday
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday

Output
Hidden Layer
Hidden Layer
Hidden Layer
Input

Skejul MVP Pre-Activated Members in >25 Countries



Skejul Faster - Skejul Better

As You Pick The People
Skejul AI Finds The Best
Date, Time & Place



www.skejul.com
Skejul
Oct 11 - 17
Monday 12:08pm
Oct 12, 2015
Invitations
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Skejul



Skejul Faster - Skejul Better

As You Pick The People Skejul AI Finds The Best Date, Time & Place





Skejul Faster - Skejul Better

As You Pick The People
Skejul AI Finds The Best
Date, Time & Place



www.skejul.com
Skejul
Oct 11 - 17
Monday 12:08pm
Oct 12, 2015
Invitations
< November >
Today
Event
S M T W T F S
5 6 7 8 9 10 11
12p
1p
2p
3p
Message Group
Skejul



Skejul Faster - Skejul Better

As You Pick The People
Skejul AI Finds The Best
Date, Time & Place



www.skejul.com
Skejul
Oct 11 - 17
Monday 12:08pm
Oct 12, 2015
Invitations
MON
12th
< November >
Today
Event
S M T W T F S
5 6 7 8 9 10 11
12p
1p
2p
3p
Message Group
Skejul



Skejul Member Experience Powered by AI

Marketing Plan Update
FRI | in 2 days
9th | 12:00pm - 2:00pm

Marketing Plan Update
FRI | in 2 days
9th | 12:00pm - 2:00pm

908 Lafayette Ave,
St. Louis, MO 63104

It's a long established fact that a reader will be distracted by the readable content of a page when looking at its layout. The point of using Lorem is to detemine the best practices for content presentation and impact.

Thanks for the invite. I'll see you soon :)

No problem, please bring the Ad list for next year.

I will bring the update 2016 campaign budget

Message Group

< November >   Today   Event

S	M	T	W	T	F	S
29	30	31	1	2	3	4
5	6	7	8	9	10	11
12	13	14	15	16	17	18
19	20	21	22	23	24	25
26	27	28	29	30	1	2
3	4	5	6	7	8	9

Chat   Calendar   Map   Media   Skejul

Competitive Analysis

	x.ai	 Skejul™
Capital Raised	44MM	< $400k
AI Approach	NLP / Linguistic	Deep Learning / Behavioral
Value Recipients	Organizer	Group
Time to Schedule	7 + hrs - 2 + days	< 5 minutes
Access to Tech	✉	📱 API
Target Problem	Scheduling Work Meeting	Coordination of any activity or service
Price	$17 to $59 / mo	FREE or $10 / mo
Summary	Language Limited	Big Data & AI Play



Skejul™

Pre-Seed Funding & Milestones

Consumer Web APP

Web





- Beta Launch into 50k + community
- Viral Growth Metrics & Maximization
- Test Optimal Paywall Features & Price

Skejul AI API

API

- API Beta Launch
- Establish a Developer Community
- Test API Paywall Features & Price

Skejul Pre-Seed Business Learning Objectives

1. Skejul Virality Drivers
2. Member & API CAC & LTV



Skejul™

Platform Strategy & Revenue Model

Capitalize on Wide Spread Need for Automation

Consolidate Value & Advantage In a Unified Data Warehouse

Strategic Data Acquisition



Skejul™







API

- Delivers Skejul AI value via partner apps
- Cost / activity negotiated by market
- Healthcare, Real Estate, Fin. Serv., Services, Call Centers
- User acquisition path for Consumer app

- Consumer / Business app
- Freemium SaaS, Pro ver. features at $10 / mo,
- Enterprise $TBD
- 5% of users paid, 95% free

Skejul™ ver. 2.0

- Data insights and analytics products
- Payment processing for time-based services
- Sponsored Contextual Recommendations
- Skejul APP platform for custom widgets



Financial Forecast



$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
Operating Costs
Payroll
Revenues
Q1 2018
Q3 2018
Q1 2019
Q3 2019
Q1 2020
Q3 2020
Q1 2021
Q3 2021

Forecast

$40-50 million annual revenue within 5 years

- 60% SaaS from Consumer/Business App
- 40% API services for optimized scheduling

Investment

$500k Pre-Seed Round

$3.5 Million Seed Round in late 2018

Use of Funds

Exec/Other
28%
40%
Development
32%
Sales/Marketing

Financial Projection Notes:

1. Virality factor k=1.01, decay & churn factors included
2. Individual PRO level monthly subscription = $10/mo
3. 3% Conversion from FREE basic Skejul membership to PRO

Disclaimer: These are projections and CANNOT be guaranteed.



14

 **Skejul™**

Skejul Team - Talent, Drive, & Experience



Matthew Lamons
Founder / CEO

Chairman of the Board
CEO = Chief Experience Officer
Behavioral Psyc & Machine Learning
Data Science Community Leader, USMC



Paul Heirendt
Co-Founder / CTE

Board Member
Entrepreneur w/successful exits
SaaS, Voice BioMetrics, Cyber Security
Technology Visionary



Mark Gallion
COO

Board Member
Harvard MBA, Fortune 500
M & A, Booz-Allen, Investor
Experience in High Growth Operations



Jason Ward
CTO

Platform Architect
Experienced technical co-founder
Fuel API - SaaS company serving digital
assets to the automotive industry



Dan Vatterott, Ph.D.
Principle Data Scientist

Ph.D. Cognitive Psychology
Post-Doc Fellow at Columbia Univ. Med. Ctr.
RNN, Deep Learning, Recommendation Sys.,
Behavior Prediction at Showtime. Consultant



Abhishek Nagaraja
Data Science Engineer

M.S. Mechanical Engineering
(Control Sys. & Data Science Specialty)
Magna cum Laude - U of I - Chicago
Data Pipeline - Deep Learning Modeling

Matthew Lamons,
Founder & CEO
Mobile (415) 347-1682
matthew@skejul.com
https://skejul.com/

Thank You


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